Exhibit 99.1

Namibox, Tencent, and Sichuan Education Press Forge Strategic Partnership to Develop Innovative AI-Powered Learning Solutions

SHANGHAI, Feb. 13, 2025 /PRNewswire/-- Jinxin Technology Holding Company (the “Company”) (Nasdaq: NAMI), an innovative provider of digital-content products and services in China, today announced an in-depth strategic partnership with Tencent Cloud and Sichuan Education Press (SCEP) to co-develop large-scale and commercial AI learning solutions for K-12 students, which not only marks the firm determination and strong strength of the three parties in promoting the digital transformation of education, but also indicates that AI technology has a new breakthrough in K12 learning products.

The Company is committed to building a robust digital education content generation engine powered by advanced AI/AR/ digital human technologies, offering the target users with high-quality educational content products and services. It has now developed into a leading domestic intelligent education content product and service provider. As a professional service provider with self-owned core digital technology, the Company has been deeply engaged in the fields of digital and comprehensive educational content. Currently, it mainly provides digital content products for K-9 students. By collaborating with leading textbook publishers in China, it has independently developed rich digital self-learning content and extracurricular reading materials, greatly enhancing the self-learning interest and efficiency of K-9 students and effectively improving children’s holistic competencies.

Tencent Cloud is the cloud computing brand under Tencent, a leading integrated Internet service provider in China. As a cornerstone of the Industrial Internet, Tencent Cloud builds a wealth of industry-specific solutions with its excellent technical capabilities, fostering an open, win-win cloud ecosystem. Relying on Tencent’s strong ecological resources and technological advantages, Tencent Education is committed to applying advanced technologies such as AI, big data, and cloud computing to the education field, promoting the intelligent and personalized development of education.

SCEP, a long-standing educational publisher with a long history, has now developed into a well-known publishing base for primary and secondary school textbooks, teaching aids, students’ extracurricular reading materials, and educational academic books in China. Its products cover the entire spectrum from preschool education, compulsory education, high-school education, vocational education, higher education to family education, social education, and senior education. It has basically completed the construction of a large-scale educational product matrix with core competitiveness across all stages, disciplines, age groups, and usage scenarios.

The AI learning products jointly developed by the three parties will focus on the actual needs of K12 students and provide students with more accurate and personalized learning services through artificial intelligence technology.

As an important platform for this cooperation, Huixue AI Cloud is scheduled to make its official launch in July this year, which will integrate the advantageous resources of the three parties and is committed to bringing AI-driven digital content and products in the AI era to K-12 basic education schools and students in China, and create an intelligent ecosystem integrating learning, tutoring, and assessment.

This cooperation is regarded by the industry as a typical innovative case of AI-convergent publishing. The three parties have given full play to their respective professional advantages and shared resources, demonstrating their profound insights and forward-looking layouts for the future of education. It also brings new development opportunities to the K-12 education field. Against the backdrop of the continuous development and popularization of AI technology, the education industry is facing unprecedented opportunities for transformation. The cooperation among the Company, Tencent and SCEP undoubtedly injects new impetus into this transformation and sets a new benchmark for collaborative innovation within the education sector.

About Jinxin Technology Holding Company

Headquartered in Shanghai, China, Jinxin Technology Holding Company is an innovative provider of digital-content products and services in China. Leveraging the powerful digital content generation engine powered by advanced AI/AR/VR/digital human technologies, the Company is committed to offering users high-quality digital content services through both its own platform and the content distribution channels of its strong partners. The Company currently target K-9 students in China, with core expertise in providing them digital and integrated educational contents, and plan to further expand service offerings to provide premium and engaging digital contents to other age groups. The Company collaborates with leading textbook publishers in China and provides digital version of mainstream textbooks used in primary schools and middle schools. The Company’s AI-generated content technology enables comprehensive digital contents to deliver an interactive, intelligent and entertaining learning experience. The Company distributes digital contents primarily through (i) its flagship learning app, Namibox, (ii) telecom and broadcast operators and (iii) third-party devices with our contents embedded.

For more information, please visit the Company’s website at https://ir.namibox.com.

Safe Harbor Statements

This press release contains statements that constitute “forward-looking” statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs, plans and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “future,” “intend,” “plan,” “believe,” “estimate,” “likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Jinxin Technology Holding Company

Investor Relations Department

Email: ir@namibox.com